

October 5, 2011

<u>Via E-mail</u>
Paul H. Feller
President and Chief Executive Officer
Stratus Media Group, Inc.
3 East De La Guerra Street
Santa Barbara, CA 93101

      Re: Stratus Media Group, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed September 22, 2011
             File No. 333-176298

Dear Mr. Feller:

      We have received your response to our comment letter dated September 8, 2011 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment one and we are unable to agree with your conclusion based on the facts and circumstances as presented. Please revise accordingly.

<u>Exhibit 5.1</u>

2. It does not appear that counsel has included an opinion with respect to the Dividend Shares. Please revise accordingly.

      Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any questions.

                                 Sincerely,

                                 /s/ Justin Dobbie

                                 Justin Dobbie
                                 Legal Branch Chief